VIA EDGAR

NORTHWESTERN CORPORATION
3010 WEST 69TH STREET
SIOUX FALLS, SOUTH DAKOTA 57108

May 2, 2018
Mr. William H. Thompson, Accounting Branch Chief
Office of Consumer Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:     NorthWestern Corporation
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 13, 2018
File No. 1-10499
Dear Mr. Thompson:
The following information is provided on behalf of NorthWestern Corporation (NorthWestern) in response to the comments contained in your letter to us, dated April 18, 2018. We have reproduced below the Staff’s comments contained in your letter (in boldfaced type), together with our responses.
Form 10-K for Fiscal Year Ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Non-GAAP Financial Measure, page 32
1. Please disclose in future filings the reasons why management believes the presentation of gross margin provides useful information to investors regarding your financial condition and results of operations. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response:

We have historically disclosed, within Management’s Discussion and Analysis (“MD&A”), our use of Gross Margin as a non-GAAP financial measure and why management believes the measure provides useful and relevant information to users of the financial statements. Please refer to the bottom of page 32 of Form 10-K under the heading “Non-GAAP Financial Measures” in which we state: the presentation of Gross Margin is intended to supplement investors’ understanding of our operating performance. Gross Margin is used by us to determine whether we are collecting the

3010 West 69th Street | Sioux Falls, SD 57108 | O 605-978-2900 1            NorthWesternEnergy.com

appropriate amount of energy costs from customers to allow recovery of operating costs. Management believes that gross margin provides a meaningful measure for evaluating results of operations due to the impact of regulatory mechanisms, which is described as well on page 32 of Form 10-K under the heading “Factors Affecting Results of Operations.”

Our gross margin measure may not be comparable to other companies’ gross margin measures. Furthermore, this measure is not intended to replace operating income as determined in accordance with GAAP as an indicator of operating performance. We believe this meets the requirement of Item 10(e)(1)(i)(C) of Regulation S-K. Nonetheless, in light of Staff’s comment we reviewed our disclosures and enhanced the description of our use of the measure in our quarterly report on form 10-Q filed with the SEC on April 25, 2018, as set forth below. We believe the revised presentation provides additional transparency and will include similar language in future filings.

Non-GAAP Financial Measure

The following discussion includes financial information prepared in accordance with GAAP, as well as another financial measure, Gross Margin, that is considered a “non-GAAP financial measure.” Generally, a non-GAAP financial measure is a numerical measure of a company’s financial performance, financial position or cash flows that exclude (or include) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP. We define Gross Margin as Revenues less Cost of Sales as presented in our Condensed Consolidated Statements of Income.

Management believes that Gross Margin (revenues less cost of sales) provides a useful measure for investors and other financial statement users to analyze our financial performance in that it excludes the effect on total revenues caused by volatility in energy costs and associated regulatory mechanisms. This information is intended to enhance an investor's overall understanding of results. Under our various state regulatory mechanisms, as detailed below, our supply costs are generally collected from customers, and as a result do not typically impact operating or net income. In addition, Gross Margin is used by us to determine whether we are collecting the appropriate amount of energy costs from customers to allow recovery of operating costs, as well as to analyze how changes in loads (due to weather, economic or other conditions), rates and other factors impact our results of operations. Our Gross Margin measure may not be comparable to that of other companies' presentations or more useful than the GAAP information provided elsewhere in this report.

2. In future filings please include a reconciliation of the differences between gross margin with the most directly comparable financial measure calculated and presented in accordance with GAAP. Also, the use of titles or descriptions of non-GAAP financial measures should not be the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Please revise the title of this non-GAAP financial measure in future filings. Please refer to Item 10(e)(1)(i)(B) and 10(e)(1)(ii)(E) of Regulation S-K.

Response:

Please refer to page 26 of our quarterly report on form 10-Q filed with the SEC on April 25, 2018, under the heading “Overall Consolidated Results” which includes a reconciliation of gross margin to operating revenues. We have also included the reconciliation below and will include this reconciliation in future filings when using gross margin.

We understand that gross margin has a defined meaning under GAAP, however, we are

3010 West 69th Street | Sioux Falls, SD 57108 | O 605-978-2900 2            NorthWesternEnergy.com

transparent in explaining to investors that this is a non-GAAP use of such term and also explain why we believe it is helpful. We described “gross margin” on pages 25 and 26 of our Form 10-Q by clearly stating that it is a non-GAAP measure and illustrating its computation to ensure the users of the Form 10-Q distinguish “gross margin” from the GAAP term. The terms “operating margin,” “margin” and “gross margin” are commonly used by other registrants in the power and utility industry to describe the similar non-GAAP measure as “gross margin” included in our filings. We also believe that analysts and readers of our financial statements accept and prefer this terminology as we see the analyst community utilize the term “gross margin” in a similar (the same) context.

OVERALL CONSOLIDATED RESULTS

Three Months Ended March 31, 2018 Compared with the Three Months Ended March 31, 2017

	Electric		Natural Gas		Total
	2018	2017	2018	2017	2018	2017
	(dollars in millions)
Reconciliation of gross margin to operating revenue:
Operating Revenues	$238.3	$266.2	$103.2	$101.1	$341.5	$367.3
Cost of Sales	57.3	85.4	38.8	34.4	96.1	119.8
Gross Margin(1)	$181.0	$180.8	$64.4	$66.7	$245.4	$247.5
(1) Non-GAAP financial measure. See "Non-GAAP Financial Measure" above.

	Three Months Ended March 31,
	2018	2017	Change	% Change
	(dollars in millions)
Gross Margin
Electric	$181.0	$180.8	$0.2	0.1%
Natural Gas	64.4	66.7	(2.3)	(3.4)
Total Gross Margin(1)	$245.4	$247.5	$(2.1)	(0.8)%
(1) Non-GAAP financial measure. See "Non-GAAP Financial Measure" above.

Financial Statements and Financial Statement Schedules

Notes to Consolidated Financial Statements

(1) Nature of Operations and Basis of Consolidation

Inventories, page F-10
3. In future filings please disclose whether inventories are stated at the lower of cost or net realizable value. Please refer to ASC 330-10-50-1 and ASC 210-10-50-1.

Response:

We acknowledge the guidance in ASC 330-10-50-1 and ASC 210-10-50-1 and the associated requirement to disclose whether inventories are stated at the lower of cost or net realizable value. Our inventory, which is recorded at weighted average cost, consists primarily of materials and supplies for

3010 West 69th Street | Sioux Falls, SD 57108 | O 605-978-2900 3            NorthWesternEnergy.com

use in operations, maintenance, and capital activities, as well as fuel, which includes natural gas, coal, and oil for use in our generating plants. Periodically, we assess inventory for purposes of determining that it is recorded at the lower of average cost or net realizable value. In future filings, our accounting policy will reflect language as set forth below.

Inventories

Inventories are stated at the lower of weighted average cost and net realizable value. Materials and supplies are charged to inventory when purchased and then capitalized to plant or expensed, as appropriate, when installed, used or become obsolete. Through rate orders and the regulatory environment, capitalized construction jobs are recovered through rate base and repair and maintenance expenses are recovered through a cost of service calculation. The regulatory treatment of storage gas and fuel inventories provides for cost recovery in customer rates. Accordingly, cost reflects the net realizable value.

(15) Stock-Based Compensation, page F-35
4. Please provide us with a reconciliation of stock-based compensation cost disclosed in this note to stock-based compensation expense reflected in the consolidated statements of cash flows and shareholder’s equity.

Response:

The following table reflects the reconciliation of stock-based compensation amounts in expense to amounts reflected in the consolidated statements of cash flows and equity (in millions):

	Year Ended December 31,
	2017	2016	2015
Reconciliation of Stock Based Compensation to Statement of Shareholders’ Equity
Stock Based Compensation Footnote - Compensation Expense	$6.7	$7.7	$5.7
Non-employee deferred compensation expense and mark to market adj	(0.6)	(0.5)	(0.6)
Dividends on deferred compensation	(0.6)	(0.5)	(0.7)
Shares withheld for tax	(2.0)	(2.9)	(1.9)
Statement of Shareholders’ Equity	3.5	3.8	2.5
Reconciliation of Stock Based Compensation to Statement of Cash Flows
Stock Based Compensation Footnote - Compensation Expense	$6.7	$7.7	$5.7
Non-employee deferred compensation expense and mark to market adj	(0.6)	(0.5)	(0.6)
Dividends on deferred compensation	(0.6)	(0.5)	(0.7)
Deferred tax adjustment	—	—	0.6
Statement of Cash Flows	5.5	6.7	5.0

Form 8-K Filed February 13, 2018

Exhibit 99.1
5. In future filings please include a reconciliation of the differences between Non-GAAP Adjusted diluted earnings per share to GAAP diluted earnings per share. Also, the use of titles or descriptions of non-GAAP financial measures should not be the same as, or

3010 West 69th Street | Sioux Falls, SD 57108 | O 605-978-2900 4            NorthWesternEnergy.com

confusingly similar to, titles or descriptions used for GAAP financial measures. Please revise the title of this non-GAAP financial measure in future filings. Please refer to Item 10(e)(1)(i)(B) and 10(e)(1)(ii)(E) of Regulation S-K.

Please refer to page 6 of Exhibit 99.1 to Form 8-K filed with the SEC on April 25, 2018, under the heading “Significant Items not Contemplated in Guidance.” We have also included the reconciliation below. This reconciliation begins with GAAP diluted earnings per share and shows the adjustments that total to adjusted non-GAAP diluted earnings per share. We believe the “adjusted non-GAAP” title of the resulting diluted earnings per share provides sufficient description such that use of the non-GAAP measure is not confusing or misleading.

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3010 West 69th Street | Sioux Falls, SD 57108 | O 605-978-2900 5            NorthWesternEnergy.com

You may contact me at 605-978-2970 if you have questions related to our responses.

Regards,
/s/ Crystal Lail

Crystal Lail
Vice President and Controller
NorthWestern Corporation

3010 West 69th Street | Sioux Falls, SD 57108 | O 605-978-2900 6            NorthWesternEnergy.com